Exhibit 99.3

**CBL & Associates Properties, Inc.**
**Supplemental Financial and Operating Information**
**For the Three Months and Six Months Ended June 30, 2011**

**Consolidated Statements of Operations**
(Unaudited; in thousands, except per share amounts)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| **REVENUES:** | | | | |
| Minimum rents | $ **169,081** | $ 166,704 | $ **340,765** | $ 332,436 |
| Percentage rents | **2,078** | 2,138 | **5,854** | 6,078 |
| Other rents | **4,583** | 4,546 | **9,591** | 9,085 |
| Tenant reimbursements | **77,179** | 75,430 | **154,164** | 154,006 |
| Management, development and leasing fees | **1,568** | 1,601 | **2,905** | 3,307 |
| Other | **8,597** | 7,234 | **17,957** | 14,471 |
| Total revenues | **263,086** | 257,653 | **531,236** | 519,383 |
| | | | | |
| **OPERATING EXPENSES:** | | | | |
| Property operating | **36,054** | 36,472 | **76,250** | 74,192 |
| Depreciation and amortization | **72,111** | 68,772 | **140,092** | 139,221 |
| Real estate taxes | **25,401** | 24,502 | **49,681** | 49,120 |
| Maintenance and repairs | **14,067** | 13,191 | **30,099** | 28,633 |
| General and administrative | **11,241** | 10,321 | **23,041** | 21,395 |
| Loss on impairment of real estate | **4,457** | - | **4,457** | - |
| Other | **7,046** | 6,415 | **15,349** | 13,116 |
| Total operating expenses | **170,377** | 159,673 | **338,969** | 325,677 |
| **Income from operations** | **92,709** | 97,980 | **192,267** | 193,706 |
| Interest and other income | **612** | 948 | **1,157** | 1,999 |
| Interest expense | **(70,915)** | (72,494) | **(139,128)** | (144,874) |
| Gain on extinguishment of debt | **-** | - | **581** | - |
| Gain (loss) on sales of real estate assets | **(62)** | 1,149 | **747** | 2,015 |
| Equity in earnings of unconsolidated affiliates | **1,455** | 409 | **3,233** | 948 |
| Income tax benefit | **4,653** | 1,911 | **6,423** | 3,788 |
| **Income from continuing operations** | **28,452** | 29,903 | **65,280** | 57,582 |
| Operating income (loss) of discontinued operations | **977** | (25,386) | **28,043** | (25,862) |
| Gain on discontinued operations | **103** | - | **117** | - |
| **Net income** | **29,532** | 4,517 | **93,440** | 31,720 |
| Net (income) loss attributable to noncontrolling interests in: | | | | |
| Operating partnership | **(2,752)** | 2,723 | **(13,203)** | (1,387) |
| Other consolidated subsidiaries | **(6,404)** | (6,124) | **(12,542)** | (12,261) |
| **Net income attributable to the Company** | **20,376** | 1,116 | **67,695** | 18,072 |
| Preferred dividends | **(10,594)** | (8,358) | **(21,188)** | (14,386) |
| **Net income (loss) attributable to common shareholders** | $ **9,782** | $ (7,242) | $ **46,507** | $ 3,686 |
| | | | | |
| **Basic per share data attributable to common shareholders:** | | | | |
| Income from continuing operations, net of preferred dividends | $ **0.06** | $ 0.08 | $ **0.17** | $ 0.16 |
| Discontinued operations | **0.01** | (0.13) | **0.14** | (0.13) |
| Net income (loss) attributable to common shareholders | $ **0.07** | $ (0.05) | $ **0.31** | $ 0.03 |
| Weighted average common shares outstanding | **148,356** | 138,068 | **148,214** | 138,018 |
| | | | | |
| **Diluted earnings per share data attributable to common shareholders:** | | | | |
| Income from continuing operations, net of preferred dividends | $ **0.06** | $ 0.08 | $ **0.17** | $ 0.16 |
| Discontinued operations | **0.01** | (0.13) | **0.14** | (0.13) |
| Net income (loss) attributable to common shareholders | $ **0.07** | $ (0.05) | $ **0.31** | $ 0.03 |
| Weighted average common and potential dilutive common shares outstanding | **148,398** | 138,112 | **148,262** | 138,059 |
| | | | | |
| **Amounts attributable to common shareholders:** | | | | |
| Income from continuing operations, net of preferred dividends | $ **8,941** | $ 11,203 | $ **24,574** | $ 22,475 |
| Discontinued operations | **841** | (18,445) | **21,933** | (18,789) |
| Net income (loss) attributable to common shareholders | $ **9,782** | $ (7,242) | $ **46,507** | $ 3,686 |

## CBL & Associates Properties, Inc.
## Supplemental Financial and Operating Information
## For the Three Months and Six Months Ended June 30, 2011

The Company's calculation of FFO allocable to its shareholders is as follows:
(in thousands, except per share data)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | 2011 | 2010 | 2011 | 2010 |
| Net income (loss) attributable to common shareholders | $ 9,782 | $ (7,242) | $ 46,507 | $ 3,686 |
| Noncontrolling interest in income (loss) of operating partnership | 2,752 | (2,723) | 13,203 | 1,387 |
| Depreciation and amortization expense of: | | | | |
|   Consolidated properties | 72,111 | 68,772 | 140,092 | 139,221 |
|   Unconsolidated affiliates | 8,597 | 8,486 | 14,112 | 15,371 |
|   Discontinued operations | - | 1,880 | 86 | 3,443 |
| Non-real estate assets | (589) | (219) | (1,227) | (438) |
| Noncontrolling interests' share of depreciation and amortization | (153) | (311) | (302) | (456) |
| Gain on discontinued operations | (103) | - | (117) | - |
| Funds from operations of the operating partnership | 92,397 | 68,643 | 212,354 | 162,214 |
|   Net loss on impairment of real estate, net of tax benefit | 2,256 | 25,435 | 5,002 | 25,435 |
| Funds from operations of the operating partnership, excluding loss on impairment of real estate | $ 94,653 | $ 94,078 | $ 217,356 | $ 187,649 |
| | | | | |
| Funds from operations per diluted share | $ 0.49 | $ 0.36 | $ 1.12 | $ 0.85 |
|   Net loss on impairment of real estate, net of tax benefit [1] | 0.01 | 0.13 | 0.02 | 0.14 |
| Funds from operations, excluding loss on impairment of real estate, per diluted share | $ 0.50 | $ 0.49 | $ 1.14 | $ 0.99 |
| Weighted average common and potential dilutive common shares outstanding with operating partnership units fully converted | 190,415 | 190,061 | 190,338 | 190,008 |
| | | | | |
| **Reconciliation of FFO of the operating partnership to FFO allocable to Company shareholders:** | | | | |
| Funds from operations of the operating partnership | $ 92,397 | $ 68,643 | $ 212,354 | $ 162,214 |
| Percentage allocable to common shareholders [2] | 77.93% | 72.66% | 77.89% | 72.65% |
| Funds from operations allocable to Company shareholders | $ 72,005 | $ 49,876 | $ 165,403 | $ 117,848 |
| | | | | |
| Funds from operations of the operating partnership, excluding loss on impairment of real estate | $ 94,653 | $ 94,078 | $ 217,356 | $ 187,649 |
| Percentage allocable to common shareholders [2] | 77.93% | 72.66% | 77.89% | 72.65% |
| Funds from operations allocable to Company shareholders, excluding loss on impairment of real estate | $ 73,763 | $ 68,357 | $ 169,299 | $ 136,327 |

[1] Diluted per share amounts presented for reconciliation purposes may differ from actual diluted per share amounts due to rounding.

[2] Represents the weighted average number of common shares outstanding for the period divided by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period. See the reconciliation of shares and operating partnership units outstanding on page 9.

**SUPPLEMENTAL FFO INFORMATION:**

| | | | | |
| --- | --- | --- | --- | --- |
| Lease termination fees | $ 641 | $ 1,617 | $ 2,239 | $ 2,148 |
|   Lease termination fees per share | $ - | $ 0.01 | $ 0.01 | $ 0.01 |
| | | | | |
| Straight-line rental income | $ 603 | $ 1,490 | $ 1,685 | $ 2,806 |
|   Straight-line rental income per share | $ - | $ 0.01 | $ 0.01 | $ 0.01 |
| | | | | |
| Gains on outparcel sales | $ 1,184 | $ 1,828 | $ 1,993 | $ 2,644 |
|   Gains on outparcel sales per share | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.01 |
| | | | | |
| Net amortization of acquired above- and below-market leases | $ 678 | $ 724 | $ 1,206 | $ 1,562 |
|   Net amortization of acquired above- and below-market leases per share | $ - | $ - | $ 0.01 | $ 0.01 |
| | | | | |
| Net amortization of debt premiums (discounts) | $ 604 | $ 1,268 | $ 1,357 | $ 2,930 |
|   Net amortization of debt premiums (discounts) per share | $ - | $ 0.01 | $ 0.01 | $ 0.02 |
| | | | | |
| Income tax benefit | $ 4,653 | $ 1,911 | $ 6,423 | $ 3,788 |
|   Income tax benefit per share | $ 0.02 | $ 0.01 | $ 0.03 | $ 0.02 |
| | | | | |
| Loss on impairment of real estate from continuing operations | $ (4,457) | $ - | $ (4,457) | $ - |
|   Loss on impairment of real estate from continuing operations per share | $ (0.02) | $ - | $ (0.02) | $ - |
| | | | | |
| (Loss) on impairment of real estate from discontinued operations | $ 507 | $ (25,435) | $ (2,239) | $ (25,435) |
|   (Loss) on impairment of real estate from discontinued operations per share | $ - | $ (0.13) | $ (0.01) | $ (0.13) |
| | | | | |
| Gain on extinguishment of debt from discontinued operations | $ - | $ - | $ 32,015 | $ - |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Gain on extinguishment of debt from discontinued operations per share | $ | - | $ | - | $ | **0.17** | $ | - |

**CBL & Associates Properties, Inc.**
**Supplemental Financial and Operating Information**
**For the Three Months and Six Months Ended June 30, 2011**

**Same-Center Net Operating Income**
(Dollars in thousands)

| | Three Months Ended June 30, 2011 | Three Months Ended June 30, 2010 | Six Months Ended June 30, 2011 | Six Months Ended June 30, 2010 |
|---|---|---|---|---|
| Net income attributable to the Company | $ 20,376 | $ 1,116 | $ 67,695 | $ 18,072 |
| Adjustments: | | | | |
| Depreciation and amortization | 72,111 | 68,772 | 140,092 | 139,221 |
| Depreciation and amortization from unconsolidated affiliates | 8,597 | 8,486 | 14,112 | 15,371 |
| Depreciation and amortization from discontinued operations | - | 1,880 | 86 | 3,443 |
| Noncontrolling interests' share of depreciation and amortization in other consolidated subsidiaries | (153) | (311) | (302) | (456) |
| Interest expense | 70,915 | 72,494 | 139,128 | 144,874 |
| Interest expense from unconsolidated affiliates | 8,658 | 8,503 | 14,460 | 15,731 |
| Interest expense from discontinued operations | - | 847 | 178 | 1,927 |
| Noncontrolling interests' share of interest expense in other consolidated subsidiaries | (256) | (379) | (500) | (613) |
| Abandoned projects expense | 51 | 260 | 51 | 359 |
| (Gain) loss on sales of real estate assets | 62 | (1,149) | (747) | (2,015) |
| Gain on sales of real estate assets of unconsolidated affiliates | (1,246) | (679) | (1,246) | (629) |
| Gain on extinguishment of debt | - | - | (581) | - |
| Gain on extinguishment of debt from discontinued operations | - | - | (31,434) | - |
| Writedown of mortgage note receivable | - | - | 1,500 | - |
| Loss on impairment of real estate | 4,457 | - | 4,457 | - |
| Loss on impairment of real estate from discontinued operations | (507) | 25,435 | 2,239 | 25,435 |
| Income tax benefit | (4,653) | (1,911) | (6,423) | (3,788) |
| Net income (loss) attributable to noncontrolling interest in earnings of operating partnership | 2,752 | (2,723) | 13,203 | 1,387 |
| Gain on discontinued operations | (103) | - | (117) | - |
| Operating partnership's share of total NOI | 181,061 | 180,641 | 355,851 | 358,319 |
| General and administrative expenses | 11,241 | 10,321 | 23,041 | 21,395 |
| Management fees and non-property level revenues | (7,961) | (4,942) | (10,466) | (8,623) |
| Operating partnership's share of property NOI | 184,341 | 186,020 | 368,426 | 371,091 |
| Non-comparable NOI | (2,331) | (5,521) | (3,676) | (9,736) |
| Total same-center NOI | $ 182,010 | $ 180,499 | $ 364,750 | $ 361,355 |
| Total same-center NOI percentage change | 0.8% | | 0.9% | |
| | | | | |
| Total same-center NOI | $ 182,010 | $ 180,499 | $ 364,750 | $ 361,355 |
| Less lease termination fees | (491) | (1,477) | (2,044) | (1,987) |
| Total same-center NOI, excluding lease termination fees | $ 181,519 | $ 179,022 | $ 362,706 | $ 359,368 |
| | | | | |
| Malls | $ 163,265 | $ 161,287 | $ 325,365 | $ 324,191 |
| Associated centers | 8,021 | 7,828 | 16,207 | 15,577 |
| Community centers | 4,770 | 4,186 | 9,945 | 8,151 |
| Offices and other | 5,463 | 5,721 | 11,189 | 11,450 |
| Total same-center NOI, excluding lease termination fees | $ 181,519 | $ 179,022 | $ 362,706 | $ 359,369 |
| | | | | |
| **Percentage Change:** | | | | |
| Malls | 1.2% | | 0.4% | |
| Associated centers | 2.5% | | 4.0% | |
| Community centers | 14.0% | | 22.0% | |
| Office and other | -4.5% | | -2.3% | |
| **Total same-center NOI, excluding lease termination fees** | 1.4% | | 0.9% | |

**CBL & Associates Properties, Inc.**
**Supplemental Financial and Operating Information**
**As of June 30, 2011 and 2010**

**Company's Share of Consolidated and Unconsolidated Debt**
(Dollars in thousands)

| | As of June 30, 2011 | | |
| --- | --- | --- | --- |
| | Fixed Rate | Variable Rate | Total |
| Consolidated debt | $ 4,079,044 | $ 1,115,053 | $ 5,194,097 |
| Noncontrolling interests' share of consolidated debt | (15,554) | (928) | (16,482) |
| Company's share of unconsolidated affiliates' debt | 395,222 | 150,203 | 545,425 |
| Company's share of consolidated and unconsolidated debt | $ 4,458,712 | $ 1,264,328 | $ 5,723,040 |
| Weighted average interest rate | 5.64% | 2.59% | 4.97% |

| | As of June 30, 2010 | | |
| --- | --- | --- | --- |
| | Fixed Rate | Variable Rate | Total |
| Consolidated debt | $ 4,009,395 | $ 1,446,472 | $ 5,455,867 |
| Noncontrolling interests' share of consolidated debt | (24,850) | (928) | (25,778) |
| Company's share of unconsolidated affiliates' debt | 422,013 | 167,576 | 589,589 |
| Company's share of consolidated and unconsolidated debt | $ 4,406,558 | $ 1,613,120 | $ 6,019,678 |
| Weighted average interest rate | 5.90% | 2.75% | 5.06% |

**Debt-To-Total-Market Capitalization Ratio as of June 30, 2011**
(In thousands, except stock price)

| | Shares Outstanding | Stock Price (1) | Value |
| --- | --- | --- | --- |
| Common stock and operating partnership units | 190,378 | $ 18.13 | $ 3,451,553 |
| 7.75% Series C Cumulative Redeemable Preferred Stock | 460 | 250.00 | 115,000 |
| 7.375% Series D Cumulative Redeemable Preferred Stock | 1,815 | 250.00 | 453,750 |
| Total market equity | | | 4,020,303 |
| Company's share of total debt | | | 5,723,040 |
| Total market capitalization | | | $ 9,743,343 |
| Debt-to-total-market capitalization ratio | | | 58.7% |

(1) Stock price for common stock and operating partnership units equals the closing price of the common stock on June 30, 2011. The stock prices for the preferred stocks represent the liquidation preference of each respective series.

4

**Reconciliation of Shares and Operating Partnership Units Outstanding**
(In thousands)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| **2011:** | **Basic** | **Diluted** | **Basic** | **Diluted** |
| Weighted average shares - EPS | **148,356** | **148,398** | **148,214** | **148,262** |
| Weighted average operating partnership units | **42,017** | **42,017** | **42,076** | **42,076** |
| Weighted average shares- FFO | **190,373** | **190,415** | **190,290** | **190,338** |
| | | | | |
| **2010:** | | | | |
| Weighted average shares - EPS | 138,068 | 138,112 | 138,018 | 138,059 |
| Weighted average operating partnership units | 51,949 | 51,949 | 51,949 | 51,949 |
| Weighted average shares- FFO | 190,017 | 190,061 | 189,967 | 190,008 |

**Dividend Payout Ratio**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| Weighted average cash dividend per share | $ **0.21913** | $ 0.22690 | $ **0.44947** | $ 0.45796 |
| FFO per diluted, fully converted share | $ **0.49** | $ 0.36 | $ **1.12** | $ 0.85 |
| Dividend payout ratio | **44.7%** | 63.0% | **40.1%** | 53.9% |

**CBL & Associates Properties, Inc.**
**Supplemental Financial and Operating Information**
**As of June 30, 2011 and December 31, 2010**

**Consolidated Balance Sheets**
(Unaudited; in thousands, except share data)

| | As of | |
|---|---|---|
| | **June 30, 2011** | December 31, 2010 |
| **ASSETS** | | |
| Real estate assets: | | |
| Land | **$ 926,198** | $ 928,025 |
| Buildings and improvements | **7,543,765** | 7,543,326 |
| | **8,469,963** | 8,471,351 |
| Accumulated depreciation | **(1,838,515)** | (1,721,194) |
| | **6,631,448** | 6,750,157 |
| Developments in progress | **198,590** | 139,980 |
| Net investment in real estate assets | **6,830,038** | 6,890,137 |
| Cash and cash equivalents | **47,891** | 50,896 |
| Receivables, net of allowances: | | |
| Tenant | **72,349** | 77,989 |
| Other | **12,579** | 11,996 |
| Mortgage and other notes receivable | **26,388** | 30,519 |
| Investments in unconsolidated affiliates | **180,443** | 179,410 |
| Intangible lease assets and other assets | **275,909** | 265,607 |
| | **$ 7,445,597** | $ 7,506,554 |
| **LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY** | | |
| Mortgage and other indebtedness | **$ 5,194,097** | $ 5,209,747 |
| Accounts payable and accrued liabilities | **293,164** | 314,651 |
| Total liabilities | **5,487,261** | 5,524,398 |
| Commitments and contingencies | | |
| Redeemable noncontrolling interests: | | |
| Redeemable noncontrolling partnership interests | **35,306** | 34,379 |
| Redeemable noncontrolling preferred joint venture interest | **423,776** | 423,834 |
| Total redeemable noncontrolling interests | **459,082** | 458,213 |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value, 15,000,000 shares authorized: | | |
| 7.75% Series C Cumulative Redeemable Preferred Stock, 460,000 shares outstanding | **5** | 5 |
| 7.375% Series D Cumulative Redeemable Preferred Stock, 1,815,000 shares outstanding | **18** | 18 |
| Common stock, $.01 par value, 350,000,000 shares authorized, 148,361,580 and 147,923,707 issued and outstanding in 2011 and 2010, respectively | **1,484** | 1,479 |
| Additional paid-in capital | **1,658,149** | 1,657,507 |
| Accumulated other comprehensive income | **7,665** | 7,855 |
| Accumulated deficit | **(382,322)** | (366,526) |
| Total shareholders' equity | **1,284,999** | 1,300,338 |
| Noncontrolling interests | **214,255** | 223,605 |
| Total equity | **1,499,254** | 1,523,943 |
| | **$ 7,445,597** | $ 7,506,554 |

The Company presents the ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to interest because the Company believes that the EBITDA to interest coverage ratio, along with cash flows from operating activities, investing activities and financing activities, provides investors an additional indicator of the Company's ability to incur and service debt.

**Ratio of EBITDA to Interest Expense**
(Dollars in thousands)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| **EBITDA:** | | | | |
| Net income attributable to the Company | $ **20,376** | $ 1,116 | $ **67,695** | $ 18,072 |
| | | | | |
| Adjustments: | | | | |
| Depreciation and amortization | **72,111** | 68,772 | **140,092** | 139,221 |
| Depreciation and amortization from unconsolidated affiliates | **8,597** | 8,486 | **14,112** | 15,371 |
| Depreciation and amortization from discontinued operations | **-** | 1,880 | **86** | 3,443 |
| Noncontrolling interests' share of depreciation and amortization in other consolidated subsidiaries | **(153)** | (311) | **(302)** | (456) |
| Interest expense | **70,915** | 72,494 | **139,128** | 144,874 |
| Interest expense from unconsolidated affiliates | **8,658** | 8,503 | **14,460** | 15,731 |
| Interest expense from discontinued operations | **-** | 847 | **178** | 1,927 |
| Noncontrolling interests' share of interest expense in other consolidated subsidiaries | **(256)** | (379) | **(500)** | (613) |
| Income and other taxes | **(4,114)** | (1,327) | **(5,834)** | (3,037) |
| Gain on extinguishment of debt | **-** | - | **(581)** | - |
| Gain on extinguishment of debt from discontinued operations | **-** | - | **(31,434)** | - |
| Writedown of mortgage note receivable | **-** | - | **1,500** | - |
| Loss on impairment of real estate | **4,457** | - | **4,457** | - |
| Loss on impairment of real estate from discontinued operations | **(507)** | 25,435 | **2,239** | 25,435 |
| Abandoned projects | **51** | 260 | **51** | 359 |
| Net income (loss) attributable to noncontrolling interest in earnings of operating partnership | **2,752** | (2,723) | **13,203** | 1,387 |
| Gain on discontinued operations | **(103)** | - | **(117)** | - |
| Company's share of total EBITDA | $ **182,784** | $ 183,053 | $ **358,433** | $ 361,714 |
| | | | | |
| **Interest Expense:** | | | | |
| Interest expense | $ **70,915** | $ 72,494 | $ **139,128** | $ 144,874 |
| Interest expense from unconsolidated affiliates | **8,658** | 8,503 | **14,460** | 15,731 |
| Interest expense from discontinued operations | **-** | 847 | **178** | 1,927 |
| Noncontrolling interests' share of interest expense in other consolidated subsidiaries | **(256)** | (379) | **(500)** | (613) |
| Company's share of total interest expense | $ **79,317** | $ 81,465 | $ **153,266** | $ 161,919 |
| | | | | |
| **Ratio of EBITDA to Interest Expense** | **2.30** | 2.25 | **2.34** | 2.23 |

**Reconciliation of EBITDA to Cash Flows Provided By Operating Activities**
(In thousands)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| Company's share of total EBITDA | $ **182,784** | $ 183,053 | $ **358,433** | $ 361,714 |
| Interest expense | **(70,915)** | (72,494) | **(139,128)** | (144,874) |
| Interest expense from discontinued operations | **-** | (847) | **(178)** | (1,927) |
| Noncontrolling interests' share of interest expense in other consolidated subsidiaries | **256** | 379 | **500** | 613 |
| Income and other taxes | **4,114** | 1,327 | **5,834** | 3,037 |
| Net amortization of deferred financing costs and debt premiums (discounts) | **3,888** | 2,014 | **6,088** | 3,383 |
| Net amortization of deferred financing costs and debt premiums (discounts) from discontinued operations | **-** | 29 | **-** | 57 |
| Net amortization of intangible lease assets | **(274)** | 90 | **(527)** | 79 |
| Depreciation and interest expense from unconsolidated affiliates | **(17,255)** | (16,989) | **(28,572)** | (31,102) |
| Noncontrolling interests' share of depreciation and amortization in other consolidated subsidiaries | **153** | 311 | **302** | 456 |
| Noncontrolling interests in earnings of other consolidated subsidiaries | **6,404** | 6,124 | **12,542** | 12,261 |
| (Gain) loss on outparcel sales | **62** | (1,149) | **(747)** | (2,015) |
| Realized foreign currency loss | **-** | - | **-** | 169 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Realized loss on available for sale securities | | - | | - | | 22 | | - |
| Equity in earnings of unconsolidated affiliates | | (1,455) | | (409) | | (3,233) | | (948) |
| Distributions from unconsolidated affiliates | | 2,463 | | 1,708 | | 3,922 | | 2,730 |
| Income tax effect from share-based compensation | | - | | (545) | | - | | (1,815) |
| Share-based compensation expense | | 429 | | 582 | | 1,502 | | 1,561 |
| Provision for doubtful accounts | | 120 | | 290 | | 1,542 | | 1,745 |
| Change in deferred tax assets | | (4,668) | | 835 | | (4,926) | | 349 |
| Changes in operating assets and liabilities | | 12,675 | | (10,799) | | (15,781) | | (23,553) |
| Cash flows provided by operating activities | $ | 118,781 | $ | 93,510 | $ | 197,595 | $ | 181,920 |

7

**Schedule of Mortgage and Other Indebtedness**
(Dollars in thousands )

| Location | Property | Original Maturity Date | Optional Extended Maturity Date | Interest Rate | Balance | Balance Fixed | Balance Variable |
|---|---|---|---|---|---|---|---|
| **Operating Properties:** | | | | | | | |
| Pearland, TX | Pearland Office | Jul-11 | Jul-12 | 2.59% | $ 7,562 | $ - | $ 7,562 |
| Pearland, TX | Pearland Town Center | Jul-11 | Jul-12 | 2.59% | 126,322 | - | 126,322 |
| Chattanooga, TN | CBL Center II | Aug-11 | | 4.50% | 11,599 | - | 11,599 |
| Asheville, NC | Asheville Mall | Sep-11 | | 6.98% | 61,461 | 61,461 | - |
| Burlington, NC | Alamance Crossing | Sep-11 | | 3.50% | 51,847 | - | 51,847 |
| Nashville, TN | RiverGate Mall | Sep-11 | Sep-13 | 2.50% | 87,500 | - | 87,500 |
| Ft. Smith, AR | Massard Crossing | Feb-12 | | 7.54% | 5,366 | 5,366 | - |
| Vicksburg, MS | Pemberton Plaza | Feb-12 | | 7.54% | 1,834 | 1,834 | - |
| Houston, TX | Willowbrook Plaza | Feb-12 | | 7.54% | 27,457 | 27,457 | - |
| Statesboro, GA | Statesboro Crossing | Feb-12 | Feb-13 | 1.19% | 14,025 | - | 14,025 |
| D'lberville, MS | The Promenade | Mar-12 | | 1.88% | 63,555 (a) | - | 63,555 |
| St. Louis, MO | West County Center - restaurant village | Mar-12 | Mar-13 | 1.19% | 20,834 | - | 20,834 |
| Fayetteville, NC | Cross Creek Mall | Apr-12 | | 7.40% | 57,412 | 57,412 | - |
| Colonial Heights, VA | Southpark Mall | May-12 | | 7.00% | 31,695 | 31,695 | - |
| Douglasville, GA | Arbor Place | Jul-12 | | 6.51% | 65,794 | 65,794 | - |
| Saginaw, MI | Fashion Square | Jul-12 | | 6.51% | 50,375 | 50,375 | - |
| Louisville, KY | Jefferson Mall | Jul-12 | | 6.51% | 36,651 | 36,651 | - |
| North Charleston, SC | Northwoods Mall | Jul-12 | | 6.51% | 52,474 | 52,474 | - |
| Jackson, TN | Old Hickory Mall | Jul-12 | | 6.51% | 29,063 | 29,063 | - |
| Asheboro, NC | Randolph Mall | Jul-12 | | 6.50% | 12,671 | 12,671 | - |
| Racine, WI | Regency Mall | Jul-12 | | 6.51% | 28,740 | 28,740 | - |
| Douglasville, GA | The Landing at Arbor Place | Jul-12 | | 6.51% | 7,427 | 7,427 | - |
| Spartanburg, SC | WestGate Mall | Jul-12 | | 6.50% | 45,520 | 45,520 | - |
| Chattanooga, TN | CBL Center | Aug-12 | | 6.25% | 12,993 | 12,993 | - |
| Livonia, MI | Laurel Park Place | Dec-12 | | 8.50% | 45,743 | 45,743 | - |
| Monroeville, PA | Monroeville Mall | Jan-13 | | 5.73% | 111,858 | 111,858 | - |
| Greensburg, PA | Westmoreland Mall | Mar-13 | | 5.05% | 67,646 | 67,646 | - |
| St. Louis, MO | West County Center | Apr-13 | | 5.19% | 147,244 | 147,244 | - |
| Columbia, SC | Columbia Place | Sep-13 | | 5.45% | 27,842 | 27,842 | - |
| St. Louis, MO | South County Center | Oct-13 | | 4.96% | 74,925 | 74,925 | - |
| Joplin, MO | Northpark Mall | Mar-14 | | 5.75% | 35,520 | 35,520 | - |
| Laredo, TX | Mall del Norte | Dec-14 | | 5.04% | 113,400 | 113,400 | - |
| Fairview Heights, IL | St. Clair Square | Jan-15 | | 4.30% | 70,125 (b) | - | 70,125 |
| Rockford, IL | CherryVale Mall | Oct-15 | | 5.00% | 85,142 | 85,142 | - |
| Brookfield, IL | Brookfield Square | Nov-15 | | 5.08% | 95,386 | 95,386 | - |
| Madison, WI | East Towne Mall | Nov-15 | | 5.00% | 72,589 | 72,589 | - |
| Madison, WI | West Towne Mall | Nov-15 | | 5.00% | 102,531 | 102,531 | - |
| Bloomington, IL | Eastland Mall | Dec-15 | | 5.85% | 59,400 | 59,400 | - |
| Decatur, IL | Hickory Point Mall | Dec-15 | | 5.85% | 30,514 | 30,514 | - |
| Overland Park, KS | Oak Park Mall | Dec-15 | | 5.85% | 275,700 | 275,700 | - |
| Nashville, TN | CoolSprings Crossing | Apr-16 | | 4.54% | 13,531 (c) | 13,531 | - |
| Chattanooga, TN | Gunbarrel Pointe | Apr-16 | | 4.64% | 12,039 (d) | 12,039 | - |
| Janesville, WI | Janesville Mall | Apr-16 | | 8.38% | 7,362 | 7,362 | - |
| Stroud, PA | Stroud Mall | Apr-16 | | 4.59% | 36,181 (e) | 36,181 | - |
| York, PA | York Galleria | Apr-16 | | 4.55% | 57,805 (f) | 57,805 | - |
| Akron, OH | Chapel Hill Mall | Aug-16 | | 6.10% | 71,942 | 71,942 | - |
| Chesapeake, VA | Greenbrier Mall | Aug-16 | | 5.91% | 79,235 | 79,235 | - |
| Chattanooga, TN | Hamilton Place | Aug-16 | | 5.86% | 109,002 | 109,002 | - |
| Midland, MI | Midland Mall | Aug-16 | | 6.10% | 35,504 | 35,504 | - |
| St. Louis, MO | Chesterfield Mall | Sep-16 | | 5.74% | 140,000 | 140,000 | - |
| Southaven, MS | Southaven Towne Center | Jan-17 | | 5.50% | 42,987 | 42,987 | - |
| Cary, NC | Cary Towne Center | Mar-17 | | 8.50% | 58,922 | 58,922 | - |
| Charleston, SC | Citadel Mall | Apr-17 | | 5.68% | 70,724 | 70,724 | - |
| Chattanooga, TN | Hamilton Corner | Apr-17 | | 5.67% | 16,024 | 16,024 | - |

| Location | Property | Original Maturity Date | Optional Extended Maturity Date | Interest Rate | Balance | Balance | |
|---|---|---|---|---|---|---|---|
| | | | | | | Fixed | Variable |
| Layton, UT | Layton Hills Mall | Apr-17 | | 5.66% | 101,077 | 101,077 | - |
| Lafayette, LA | Mall of Acadiana | Apr-17 | | 5.67% | 141,425 | 141,425 | - |
| Lexington, KY | The Plaza at Fayette Mall | Apr-17 | | 5.67% | 41,750 | 41,750 | - |
| Fairview Heights, IL | The Shoppes at St. Clair Square | Apr-17 | | 5.67% | 21,158 | 21,158 | - |
| Cincinnati, OH | EastGate Crossing | May-17 | | 5.66% | 15,743 | 15,743 | - |
| Nashville, TN | CoolSprings Galleria | May-18 | | 6.98% | 112,258 | 112,258 | - |
| Winston-Salem, NC | Hanes Mall | Oct-18 | | 6.99% | 159,277 | 159,277 | - |
| Nashville, TN | Hickory Hollow Mall | Oct-18 | | 6.00% | 26,580 | 26,580 | - |
| Nashville, TN | The Courtyard at Hickory Hollow | Oct-18 | | 6.00% | 1,536 | 1,536 | - |
| Terre Haute, IN | Honey Creek Mall | Jul-19 | | 8.00% | 32,187 | 32,187 | - |
| Daytona Beach, FL | Volusia Mall | Jul-19 | | 8.00% | 55,370 | 55,370 | - |
| Chattanooga, TN | The Terrace | Jun-20 | | 7.25% | 14,582 | 14,582 | - |
| Burnsville, MN | Burnsville Center | Jul-20 | | 6.00% | 81,649 | 81,649 | - |
| Huntsville, AL | Parkway Place | Jul-20 | | 6.50% | 41,366 | 41,366 | - |
| Roanoke, VA | Valley View Mall | Jul-20 | | 6.50% | 64,019 | 64,019 | - |
| Cincinnati, OH | EastGate Mall | Apr-21 | | 5.83% | 43,926 | 43,926 | - |
| Chattanooga, TN | Hamilton Crossing & Expansion | Apr-21 | | 5.99% | 10,574 | 10,574 | - |
| Little Rock, AR | Park Plaza Mall | Apr-21 | | 5.28% | 99,079 | 99,079 | - |
| Beaumont, TX | Parkdale Mall & Crossing | Apr-21 | | 5.85% | 94,577 | 94,577 | - |
| Wausau, WI | Wausau Center | Apr-21 | | 5.85% | 19,741 | 19,741 | - |
| Lexington, KY | Fayette Mall | May-21 | | 5.42% | 184,708 | 184,708 | - |
| St. Louis, MO | Mid Rivers Mall | May-21 | | 5.88% | 91,865 | 91,865 | - |
| **SUBTOTAL** | | | | | $ 4,531,447 | $ 4,078,078 | $ 453,369 |
| Weighted average interest rate | | | | | 5.36% | 5.65% | 2.78% |
| | | | | | | | |
| **Debt Premiums (Discounts): (g)** | | | | | | | |
| | | | | | | | |
| Fayetteville, NC | Cross Creek Mall | Apr-12 | | 7.40% | $ 1,114 | $ 1,114 | $ - |
| Colonial Heights, VA | Southpark Mall | May-12 | | 7.00% | 530 | 530 | - |
| Livonia, MI | Laurel Park Place | Dec-12 | | 8.50% | 2,108 | 2,108 | - |
| Monroeville, PA | Monroeville Mall | Jan-13 | | 5.73% | 699 | 699 | - |
| St. Louis, MO | West County Center | Apr-13 | | 5.19% | (1,423) | (1,423) | - |
| St. Louis, MO | South County Center | Oct-13 | | 4.96% | (853) | (853) | - |
| Joplin, MO | Northpark Mall | Mar-14 | | 5.75% | 208 | 208 | - |
| St. Louis, MO | Chesterfield Mall | Sep-16 | | 5.74% | (1,417) | (1,417) | - |
| **SUBTOTAL** | | | | | $ 966 | $ 966 | $ - |
| Weighted average interest rate | | | | | 2.32% | 2.32% | - |
| | | | | | | | |
| **Total Loans On Operating Properties And Debt Premiums (Discounts)** | | | | | $ 4,532,413 | $ 4,079,044 | $ 453,369 |
| Weighted average interest rate | | | | | 5.36% | 5.65% | 2.78% |
| | | | | | | | |
| **Construction Loans:** | | | | | | | |
| | | | | | | | |
| Madison, MS | The Forum at Grandview - Land | Sep-12 | Sep-13 | 3.69% | $ 1,800 | $ - | $ 1,800 |
| Madison, MS | The Forum at Grandview | Sep-13 | Sep-14 | 3.19% | 10,200 | - | 10,200 |
| Burlington, NC | Alamance West | Dec-13 | Dec-15 | 3.19% | 5,028 | - | 5,028 |
| Oklahoma City, OK | The Outlet Shoppes at Oklahoma City | Dec-13 | Dec-15 | 3.19% | 24,746 | - | 24,746 |
| **SUBTOTAL** | | | | | $ 41,774 | $ - | $ 41,774 |
| | | | | | | | |
| **Credit Facilities:** | | | | | | | |
| Secured credit facilities: | | | | | | | |
| $520,000 capacity | | Aug-11 | Apr-14 | 2.94% | $ 150,196 | $ - | $ 150,196 |
| $525,000 capacity | | Feb-12 | Feb-13 | 5.25% | 31,500 | - | 31,500 |
| $105,000 capacity | | Jun-13 | | 3.00% | 1,000 | - | 1,000 |
| Total secured facilities | | | | 3.35% | 182,696 | - | 182,696 |
| Unsecured term facilities: | | | | | | | |
| Starmount | | Nov-11 | Nov-12 | 1.29% | 209,214 | - | 209,214 |
| General | | Apr-12 | Apr-13 | 1.79% | 228,000 | - | 228,000 |
| Total term facilities | | | | 1.55% | 437,214 | - | 437,214 |
| **SUBTOTAL** | | | | 2.08% | $ 619,910 | $ - | $ 619,910 |
| | | | | | | | |
| **Total Consolidated Debt** | | | | | **$ 5,194,097** | **$ 4,079,044** | **$ 1,115,053** |
| Weighted average interest rate | | | | | 4.95% | 5.65% | 2.41% |

| Location | Property | Original Maturity Date | Optional Extended Maturity Date | Interest Rate | Balance | Balance Fixed | Balance Variable |
|---|---|---|---|---|---|---|---|
| **Plus CBL's Share Of Unconsolidated Affiliates' Debt:** | | | | | | | |
| West Melbourne, FL | Hammock Landing Phase I | Aug-11 | Aug-13 | 4.50% | $ 42,084 | $ - | $ 42,084 |
| West Melbourne, FL | Hammock Landing Phase II | Aug-11 | | 2.20% | 3,276 | - | 3,276 |
| York, PA | York Town Center | Oct-11 | | 1.44% | 19,877 | - | 19,877 |
| Port Orange, FL | The Pavilion at Port Orange | Dec-11 | Dec-13 | 4.50% | 68,282 | - | 68,282 |
| Lee's Summit, MO | Summit Fair | Jul-12 | | 4.00% | 16,684 (h) | - | 16,684 |
| Greensboro, NC | Bank of America Building | Apr-13 | | 5.33% | 4,625 | 4,625 | - |
| Greensboro, NC | First Citizens Bank Building | Apr-13 | | 5.33% | 2,555 | 2,555 | - |
| Greensboro, NC | First National Bank Building | Apr-13 | | 5.33% | 405 | 405 | - |
| Greensboro, NC | Friendly Center Office Building | Apr-13 | | 5.33% | 1,100 | 1,100 | - |
| Greensboro, NC | Friendly Shopping Center | Apr-13 | | 5.33% | 38,813 | 38,813 | - |
| Greensboro, NC | Green Valley Office Building | Apr-13 | | 5.33% | 971 | 971 | - |
| Greensboro, NC | Renaissance Center Phase II | Apr-13 | | 5.22% | 7,850 | 7,850 | - |
| Greensboro, NC | Wachovia Office Building | Apr-13 | | 5.33% | 1,533 | 1,533 | - |
| Myrtle Beach, SC | Coastal Grand-Myrtle Beach | Oct-14 | | 5.09% | 42,129 (i) | 42,129 | - |
| El Centro, CA | Imperial Valley Mall | Sep-15 | | 4.99% | 32,600 | 32,600 | - |
| Raleigh, NC | Triangle Town Center | Dec-15 | | 5.74% | 94,407 | 94,407 | - |
| Greensboro, NC | Renaissance Center Phase I | Jul-16 | | 5.61% | 17,357 | 17,357 | - |
| Clarksville, TN | Governor's Square Mall | Sep-16 | | 8.23% | 11,309 | 11,309 | - |
| Paducah, KY | Kentucky Oaks Mall | Jan-17 | | 5.27% | 12,944 | 12,944 | - |
| Greensboro, NC | The Shops at Friendly Center | Jan-17 | | 5.90% | 21,122 | 21,122 | - |
| Harrisburg, PA | High Pointe Commons | May-17 | | 5.74% | 7,224 | 7,224 | - |
| Ft. Myers, FL | Gulf Coast Town Center Phase I | Jul-17 | | 5.60% | 95,400 | 95,400 | - |
| Harrisburg, PA | High Pointe Commons Phase II | Jul-17 | | 6.10% | 2,878 | 2,878 | - |
| **SUBTOTAL** | | | | | $ 545,425 | $ 395,222 | $ 150,203 |
| | | | | | | | |
| **Less Noncontrolling Interests' Share Of Consolidated Debt:** | | **Noncontrolling Interest %** | | | | | |
| Chattanooga, TN | CBL Center | 8.00% | | 6.25% | $ (1,039) | $ (1,039) | $ - |
| Chattanooga, TN | CBL Center II | 8.00% | | 4.50% | (928) | - | (928) |
| Chattanooga, TN | Hamilton Corner | 10.00% | | 5.67% | (1,602) | (1,602) | - |
| Chattanooga, TN | Hamilton Crossing & Expansion | 8.00% | | 5.99% | (846) | (846) | - |
| Chattanooga, TN | Hamilton Place | 10.00% | | 5.86% | (10,900) | (10,900) | - |
| Chattanooga, TN | The Terrace | 8.00% | | 7.25% | (1,167) | (1,167) | - |
| **SUBTOTAL** | | | | | $ (16,482) | $ (15,554) | $ (928) |
| | | | | | | | |
| **Company's Share Of Consolidated And Unconsolidated Debt** | | | | | **$ 5,723,040** | **$ 4,458,712** | **$ 1,264,328** |
| Weighted average interest rate | | | | | 4.97% | 5.64% | 2.59% |

| Location | Property | Original Maturity Date | Optional Extended Maturity Date | Interest Rate | Balance | Balance Fixed | Variable |
|---|---|---|---|---|---|---|---|
| **Total Debt of Unconsolidated Affiliates:** | | | | | | | |
| West Melbourne, FL | Hammock Landing Phase I | Aug-11 | Aug-13 | 4.50% | $ 42,084 | $ - | $ 42,084 |
| West Melbourne, FL | Hammock Landing Phase II | Aug-11 | | 2.20% | 3,276 | - | 3,276 |
| York, PA | York Town Center | Oct-11 | | 1.44% | 39,754 | - | 39,754 |
| Port Orange, FL | The Pavilion at Port Orange | Dec-11 | Dec-13 | 4.50% | 68,282 | - | 68,282 |
| Lee's Summit, MO | Summit Fair | Jul-12 | | 4.00% | 61,793 | - | 61,793 |
| Greensboro, NC | Bank of America Building | Apr-13 | | 5.33% | 9,250 | 9,250 | - |
| Greensboro, NC | First Citizens Bank Building | Apr-13 | | 5.33% | 5,110 | 5,110 | - |
| Greensboro, NC | First National Bank Building | Apr-13 | | 5.33% | 809 | 809 | - |
| Greensboro, NC | Friendly Center Office Building | Apr-13 | | 5.33% | 2,199 | 2,199 | - |
| Greensboro, NC | Friendly Shopping Center | Apr-13 | | 5.33% | 77,625 | 77,625 | - |
| Greensboro, NC | Green Valley Office Building | Apr-13 | | 5.33% | 1,941 | 1,941 | - |
| Greensboro, NC | Renaissance Center Phase II | Apr-13 | | 5.22% | 15,700 | 15,700 | - |
| Greensboro, NC | Wachovia Office Building | Apr-13 | | 5.33% | 3,066 | 3,066 | - |
| Myrtle Beach, SC | Coastal Grand-Myrtle Beach | Oct-14 | | 5.09% | 84,259 (i) | 84,259 | - |
| El Centro, CA | Imperial Valley Mall | Sep-15 | | 4.99% | 54,333 | 54,333 | - |
| Raleigh, NC | Triangle Town Center | Dec-15 | | 5.74% | 188,814 | 188,814 | - |
| Greensboro, NC | Renaissance Center Phase I | Jul-16 | | 5.61% | 34,714 | 34,714 | - |
| Clarksville, TN | Governor's Square Mall | Sep-16 | | 8.23% | 23,809 | 23,809 | - |
| Paducah, KY | Kentucky Oaks Mall | Jan-17 | | 5.27% | 25,889 | 25,889 | - |
| Greensboro, NC | The Shops at Friendly Center | Jan-17 | | 5.90% | 42,243 | 42,243 | - |
| Harrisburg, PA | High Pointe Commons | May-17 | | 5.74% | 14,447 | 14,447 | - |
| Ft. Myers, FL | Gulf Coast Town Center Phase I | Jul-17 | | 5.60% | 190,800 | 190,800 | - |
| Harrisburg, PA | High Pointe Commons Phase II | Jul-17 | | 6.10% | 5,756 | 5,756 | - |
| | | | | | $ 995,953 | $ 780,764 | $ 215,189 |
| Weighted average interest rate | | | | | 5.19% | 5.59% | 3.76% |

**Schedule of Maturities of Mortgage and Other Indebtedness**
(Dollars in thousands )

**Based on Maturity Dates As Though All Extension Options Available Have Been Exercised:**

| Year | Consolidated Debt | CBL's Share of Unconsolidated Affiliates' Debt | Noncontrolling Interests' Share of Consolidated Debt | CBL's Share of Consolidated and Unconsolidated Debt | % of Total |
|---|---|---|---|---|---|
| 2011 | $ 124,907 | $ 23,153 | $ (928) | $ 147,132 | 2.57% |
| 2012 | 917,868 | 16,684 | (1,039) | 933,513 | 16.30% |
| 2013 | 814,174 | 168,218 | - | 982,392 | 17.17% |
| 2014 | 309,316 | 42,129 | - | 351,445 | 6.14% |
| 2015 | 821,161 | 127,007 | - | 948,168 | 16.57% |
| 2016 | 562,601 | 28,666 | (10,900) | 580,367 | 10.14% |
| 2017 | 509,810 | 139,568 | (1,602) | 647,776 | 11.32% |
| 2018 | 299,651 | - | - | 299,651 | 5.24% |
| 2019 | 87,557 | - | - | 87,557 | 1.53% |
| 2020 | 201,616 | - | (1,167) | 200,449 | 3.50% |
| 2021 | 544,470 | - | (846) | 543,624 | 9.50% |
| Face Amount of Debt | 5,193,131 | 545,425 | (16,482) | 5,722,074 | 99.98% |
| Net Premiums on Debt | 966 | - | - | 966 | 0.02% |
| Total | $ 5,194,097 | $ 545,425 | $ (16,482) | $ 5,723,040 | 100.00% |

**Based on Original Maturity Dates:**

| Year | Consolidated Debt | CBL's Share of Unconsolidated Affiliates' Debt | Noncontrolling Interests' Share of Consolidated Debt | CBL's Share of Consolidated and Unconsolidated Debt | % of Total |
|---|---|---|---|---|---|
| 2011 | $ 705,701 | $ 133,519 | $ (928) | $ 838,292 | 14.64% |
| 2012 | 870,929 | 16,684 | (1,039) | 886,574 | 15.49% |
| 2013 | 470,489 | 57,852 | - | 528,341 | 9.23% |
| 2014 | 148,920 | 42,129 | - | 191,049 | 3.34% |
| 2015 | 791,387 | 127,007 | - | 918,394 | 16.05% |
| 2016 | 562,601 | 28,666 | (10,900) | 580,367 | 10.14% |
| 2017 | 509,810 | 139,568 | (1,602) | 647,776 | 11.32% |
| 2018 | 299,651 | - | - | 299,651 | 5.24% |
| 2019 | 87,557 | - | - | 87,557 | 1.53% |
| 2020 | 201,616 | - | (1,167) | 200,449 | 3.50% |
| 2021 | 544,470 | - | (846) | 543,624 | 9.50% |
| Face Amount of Debt | 5,193,131 | 545,425 | (16,482) | 5,722,074 | 99.98% |
| Net Premiums on Debt | 966 | - | - | 966 | 0.02% |
| Total | $ 5,194,097 | $ 545,425 | $ (16,482) | $ 5,723,040 | 100.00% |

**Debt Covenant Compliance Ratios**

| Covenant | Required | Actual | Compliance |
|---|---|---|---|
| Debt to Gross Asset Value | <65% | 56% | Yes |
| Interest Coverage Ratio * | >1.75x | 2.40x | Yes |
| Debt Service Coverage Ratio * | >1.50x | 1.88x | Yes |

* Based on rolling twelve months

**Top 25 Tenants Based On Percentage Of Budgeted Total Annualized Revenues**

| | Tenant | Number of Stores | Square Feet | Percentage of Total Annualized Revenues |
|---|---|---|---|---|
| 1 | Limited Brands, LLC (1) | 156 | 792,737 | 3.15% |
| 2 | Foot Locker, Inc. | 173 | 664,727 | 2.43% |
| 3 | AE Outfitters Retail Company | 83 | 490,881 | 2.21% |
| 4 | The Gap, Inc. | 79 | 864,130 | 1.95% |
| 5 | Abercrombie & Fitch, Co. | 88 | 598,775 | 1.94% |
| 6 | Signet Group plc (2) | 111 | 199,130 | 1.85% |
| 7 | Genesco Inc. (3) | 190 | 278,586 | 1.57% |
| 8 | Dick's Sporting Goods, Inc. | 21 | 1,226,221 | 1.55% |
| 9 | Luxottica Group, S.P.A. (4) | 136 | 300,973 | 1.48% |
| 10 | Zale Corporation | 130 | 133,119 | 1.36% |
| 11 | Express Fashions | 47 | 393,820 | 1.30% |
| 12 | Finish Line, Inc. | 72 | 374,276 | 1.26% |
| 13 | JC Penney Company, Inc. (5) | 72 | 8,350,554 | 1.24% |
| 14 | New York & Company, Inc. | 50 | 357,522 | 1.16% |
| 15 | Dress Barn, Inc. (6) | 101 | 447,792 | 1.12% |
| 16 | Aeropostale, Inc. | 76 | 269,960 | 1.11% |
| 17 | Charlotte Russe Holding, Inc. | 51 | 353,386 | 1.00% |
| 18 | The Buckle, Inc. | 48 | 239,636 | 0.95% |
| 19 | Forever 21 Retail, Inc. | 20 | 295,077 | 0.95% |
| 20 | Best Buy Co., Inc. | 42 | 523,327 | 0.90% |
| 21 | Pacific Sunwear of California | 62 | 230,937 | 0.90% |
| 22 | Sun Capital Partners, Inc. (7) | 54 | 607,884 | 0.89% |
| 23 | Barnes & Noble Inc. | 19 | 674,347 | 0.85% |
| 24 | The Regis Corporation | 150 | 180,738 | 0.85% |
| 25 | Claire's Stores, Inc. | 114 | 134,764 | 0.85% |
| | | 2,145 | 18,983,299 | 34.82% |

(1) Limited Brands, LLC operates Victoria's Secret and Bath & Body Works.
(2) Signet Group plc operates Kay Jewelers, Marks & Morgan, JB Robinson, Shaw's Jewelers, Osterman's Jewelers, LeRoy's Jewelers, Jared Jewelers, Belden Jewelers and Rogers Jewelers.
(3) Genesco Inc. operates Journey's, Jarman, Underground Station, Hat World, Lids, Hat Zone, and Cap Factory stores.
(4) Luxottica Group, S.P.A. operates Lenscrafters, Sunglass Hut, and Pearl Vision.
(5) JC Penney Co., Inc. owns 36 of these stores.
(6) Dress Barn, Inc. operates Justice, dressbarn and maurices.
(7) Sun Capital Partners, Inc. operates Gordmans, Limited Stores, Fazoli's, Smokey Bones, Souper Salad and Bar Louie Restaurants.

**New and Renewal Leasing Activity of Same Small Shop Space Less Than 10,000 Square Feet**

| Property Type | Square Feet | Prior Gross Rent PSF | New Initial Gross Rent PSF | % Change Initial | New Average Gross Rent PSF [2] | % Change Average |
|---|---|---|---|---|---|---|
| **Quarter:** | | | | | | |
| **All Property Types** [1] | **644,826** | **$ 35.17** | **$ 37.28** | **6.0%** | **$ 38.62** | **9.8%** |
| Stabilized malls | 583,672 | 36.83 | 39.08 | 6.1% | 40.52 | 10.0% |
| New leases | 190,586 | 36.58 | 42.80 | 17.0% | 45.59 | 24.6% |
| Renewal leases | 393,086 | 36.95 | 37.27 | 0.9% | 38.05 | 3.0% |
| | | | | | | |
| **Year-to-Date:** | | | | | | |
| **All Property Types** [1] | **1,436,895** | **$ 35.54** | **$ 35.99** | **1.3%** | **$ 37.15** | **4.5%** |
| Stabilized malls | 1,344,261 | 36.60 | 37.04 | 1.2% | 38.25 | 4.5% |
| New leases | 341,864 | 39.31 | 44.88 | 14.2% | 47.77 | 21.5% |
| Renewal leases | 1,002,397 | 35.68 | 34.37 | -3.7% | 35.00 | -1.9% |

**Total Leasing Activity**

| | Square Feet |
|---|---|
| **Quarter:** | |
| Total Leased | 1,697,605 |
| Operating Portfolio | 1,689,625 |
| Development Portfolio | 7,980 |
| | |
| **Year-to-Date:** | |
| Total Leased | 3,419,671 |
| Operating Portfolio | 3,385,324 |
| Development Portfolio | 34,347 |

**Average Annual Base Rents Per Square Foot By Property Type For Small Shop Space Less Than 10,000 Square Feet**

| | As of June 30, | |
|---|---|---|
| | 2011 | 2010 |
| Stabilized malls | $ 29.07 | $ 28.95 |
| Non-stabilized malls | 26.18 | 25.41 |
| Associated centers | 12.19 | 11.89 |
| Community centers | 13.41 | 14.68 |
| Other | 17.94 | 19.21 |

(1) Includes Stabilized malls, Associated centers, Community centers and Other.

(2) Average Gross Rent does not incorporate allowable future increases for recoverable common area expenses.

**Capital Expenditures**
(In thousands)

|  | Three Months | Six Months |
|---|---|---|
| Tenant allowances | $ 15,140 | $ 20,896 |
| Renovations | 8,756 | 9,657 |
| Deferred maintenance: | | |
| Parking lot and parking lot lighting | 1,512 | 2,482 |
| Roof repairs and replacements | 1,253 | 1,783 |
| Other capital expenditures | 940 | 2,348 |
| Total deferred maintenance expenditures | 3,705 | 6,613 |
| Total capital expenditures | $ 27,601 | $ 37,166 |

The capital expenditures incurred for maintenance such as parking lot repairs, parking lot lighting and roofs are classified as deferred maintenance expenditures. These expenditures are billed to tenants as common area maintenance expense and the majority is recovered over a five to fifteen year period. Renovation capital expenditures are for remodelings and upgrades to enhance our competitive position in the market area. A portion of these expenditures covering items such as new floor coverings, painting, lighting and new seating areas are also recovered through tenant billings. The costs of other items such as new entrances, new ceilings and skylights are not recovered from tenants. We estimate that 30% of our renovation expenditures are recoverable from our tenants over a ten to fifteen year period. The third category of capital expenditures is tenant allowances, sometimes made to third-generation tenants. Tenant allowances are recovered through minimum rents from the tenants over the term of the lease.

**Deferred Leasing Costs Capitalized**
(In thousands)

|  | 2011 | 2010 |
|---|---|---|
| Quarter ended: | | |
| March 31, | $ 412 | $ 212 |
| June 30, | 744 | 567 |
| September 30, | - | 929 |
| December 31, | - | 976 |
|  | $ 1,156 | $ 2,684 |

**Properties Under Development**

(Dollars in thousands)

| Property | Location | Total Project Square Feet | CBL's Share of Total Cost (b) | CBL's Share of Cost to Date (c) | Expected Opening Date | Initial Yield |
|---|---|---|---|---|---|---|
| **Open-Air Center Expansion:** | | | | | | |
| Alamance West | Burlington, NC | 236,438 | $ 16,130 | $ 11,606 | Fall-11 | 11.0% |
| | | | | | | |
| **Community Center Expansion:** | | | | | | |
| Settlers Ridge Phase II | Robinson Township, PA | 86,617 | $ 12,370 | $ 13,400 | Summer-11 | 9.9% |
| | | | | | | |
| **Outlet Center:** | | | | | | |
| The Outlet Shoppes at Oklahoma City (a) | Oklahoma City, OK | 324,565 | $ 60,973 | $ 51,479 | August-11 | 10.6% |
| | | | | | | |
| **Mall Redevelopments:** | | | | | | |
| Foothills Mall/Plaza - Carmike Cinema | Maryville, TN | 45,276 | $ 8,337 | $ 1,551 | Spring-12 | 7.3% |
| Layton Hills Mall - Dick's Sporting Goods | Layton, UT | 126,060 | 6,978 | 3,999 | October-11 | 10.9% |
| Stroud Mall - Cinemark Theatre | Stroudsburg, PA | 44,979 | 7,472 | 4,273 | November-11 | 5.9% |
| | | 216,315 | $ 22,787 | $ 9,823 | | |
| | | | | | | |
| **Total Under Development** | | **863,935** | **$ 112,260** | **$ 86,308** | | |

(a) The Outlet Shoppes at Oklahoma City is a 75/25 joint venture. Total cost and cost to date are reflected at 100 percent.
(b) Total Cost is presented net of reimbursements to be received.
(c) Cost to Date does not reflect reimbursements until they are received.